October 10, 2006

Jill S. Davis

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Stop 7010

Washington, D.C.   20549

Re:	Forest Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Response Letter Dated August 31, 2006
File No. 1-13515

Dear Ms. Davis:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated September 19, 2006 with respect to the filing referenced above.  For your convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.             We note your request for prospective disclosure of proposed disclosure modifications.   Please note that we are continuing to consider your request.

       Response to Comment 1

       As discussed with the Staff, no further action by Forest is warranted at this time.  We have implemented the actions described in our letter dated August 31, 2006.

Financial Statements

Note 13 — Business and Geographical Segments, page 98

2.             We have reviewed your response to prior comment number five.  Please explain how you are able to determine the book value of each reporting unit calculated in accordance with Rule 4-10(c) of Regulation S-X to perform Step 2 of a goodwill impairment test.  Please contact us at your earliest convenience to discuss this matter further.

       Response to Comment 2

We believe there are inconsistencies with respect to the full cost accounting rules and the provisions of SFAS 131 and SFAS 142 and related implementation guidance.  After further consideration, we have concluded that we will not continue to present segment information at a level below the U.S. cost center.  In future filings we will report operating segment information only for the U.S. full cost pool.  We note that our current disclosures include a total for the U.S. full cost pool consistent with the way we will present the information going forward.

Further, as supplemental information, we advise the Staff that had the goodwill test been calculated at the U.S. full cost pool level, it would not have indicated an impairment.

*******

In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Thank you for your time and consideration of these matters.

Sincerely,

David H. Keyte

Executive Vice President and Chief Financial Officer

Cc:	Kevin Stertzel
United States Securities and Exchange Commission
Division of Corporation Finance

H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation